 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 7)1

Pieris Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

720795103
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 720795103

1	NAME OF REPORTING PERSON

Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,820,141 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,820,141 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,820,141 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 107,000 shares of Common Stock underlying certain shares of Series A Preferred Stock (defined in Item 4). Excludes 1,460,000 shares of Common Stock underlying the Series A Preferred Stock currently not convertible due to the Conversion Limitation (defined in Item 4).

Excludes 2,573,000 shares of Common Stock underlying the Series B Preferred Stock (defined in Item 4) currently not convertible due to the Conversion B Limitation (defined in Item 4).

Excludes 1,796,000 shares of Common Stock underlying the Series C Preferred Stock (defined in Item 4) currently not convertible due to the Conversion C Limitation (defined in Item 4).

Excludes 1,759,000 shares of Common Stock underlying the Series D Preferred Stock (defined in Item 4) currently not convertible due to the Conversion D Limitation (defined in Item 4).

Excludes the A Warrants (defined in Item 4) to acquire 854,800 shares of Common Stock as a result of the A Warrants Blocker (defined in Item 4).

Excludes the B Warrants (defined in Item 4) to acquire 427,400 shares of Common Stock as a result of the B Warrants Blocker (defined in Item 4).

Excludes the C Warrants (defined in Item 4) to acquire 1,796,000 shares of Common Stock as a result of the C Warrants Blocker (defined in Item 4).

2

CUSIP No. 720795103

1	NAME OF REPORTING PERSON

BVF I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,820,141 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,820,141 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,820,141 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Includes 107,000 shares of Common Stock underlying certain shares of Series A Preferred Stock. Excludes 1,460,000 shares of Common Stock underlying the Series A Preferred Stock currently not convertible due to the Conversion Limitation.

Excludes 2,573,000 shares of Common Stock underlying the Series B Preferred Stock currently not convertible due to the Conversion B Limitation.

Excludes 1,796,000 shares of Common Stock underlying the Series C Preferred Stock currently not convertible due to the Conversion C Limitation.

Excludes 1,759,000 shares of Common Stock underlying the Series D Preferred Stock currently not convertible due to the Conversion D Limitation.

Excludes the A Warrants to acquire 854,800 shares of Common Stock as a result of the A Warrants Blocker.

Excludes the B Warrants to acquire 427,400 shares of Common Stock as a result of the B Warrants Blocker.

Excludes the C Warrants to acquire 1,796,000 shares of Common Stock as a result of the C Warrants Blocker.

3

CUSIP No. 720795103

1	NAME OF REPORTING PERSON

Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,114,827 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,114,827 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,114,827 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.8% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Excludes 1,021,000 shares of Common Stock underlying the Series A Preferred Stock currently not convertible due to the Conversion Limitation.

Excludes 2,143,000 shares of Common Stock underlying the Series B Preferred Stock currently not convertible due to the Conversion B Limitation.

Excludes 1,445,000 shares of Common Stock underlying the Series C Preferred Stock currently not convertible due to the Conversion C Limitation.

Excludes 1,078,000 shares of Common Stock underlying the Series D Preferred Stock currently not convertible due to the Conversion D Limitation.

Excludes the A Warrants to acquire 560,400 shares of Common Stock as a result of the A Warrants Blocker.

Excludes the B Warrants to acquire 280,200 shares of Common Stock as a result of the B Warrants Blocker.

Excludes the C Warrants to acquire 1,445,000 shares of Common Stock as a result of the C Warrants Blocker.

4

CUSIP No. 720795103

1	NAME OF REPORTING PERSON

BVF II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,114,827 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,114,827 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,114,827 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.8% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Excludes 1,021,000 shares of Common Stock underlying the Series A Preferred Stock currently not convertible due to the Conversion Limitation.

Excludes 2,143,000 shares of Common Stock underlying the Series B Preferred Stock currently not convertible due to the Conversion B Limitation.

Excludes 1,445,000 shares of Common Stock underlying the Series C Preferred Stock currently not convertible due to the Conversion C Limitation.

Excludes 1,078,000 shares of Common Stock underlying the Series D Preferred Stock currently not convertible due to the Conversion D Limitation.

Excludes the A Warrants to acquire 560,400 shares of Common Stock as a result of the A Warrants Blocker.

Excludes the B Warrants to acquire 280,200 shares of Common Stock as a result of the B Warrants Blocker.

Excludes the C Warrants to acquire 1,445,000 shares of Common Stock as a result of the C Warrants Blocker.

5

CUSIP No. 720795103

1	NAME OF REPORTING PERSON

Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		311,397 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

311,397 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

311,397 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Excludes 319,000 shares of Common Stock underlying the Series A Preferred Stock currently not convertible due to the Conversion Limitation.

Excludes 284,000 shares of Common Stock underlying the Series B Preferred Stock currently not convertible due to the Conversion B Limitation.

Excludes 265,000 shares of Common Stock underlying the Series C Preferred Stock currently not convertible due to the Conversion C Limitation.

Excludes 163,000 shares of Common Stock underlying the Series D Preferred Stock currently not convertible due to the Conversion D Limitation.

Excludes the A Warrants to acquire 167,600 shares of Common Stock as a result of the A Warrants Blocker.

Excludes the B Warrants to acquire 83,800 shares of Common Stock as a result of the B Warrants Blocker.

Excludes the C Warrants to acquire 265,000 shares of Common Stock as a result of the C Warrants Blocker.

6

CUSIP No. 720795103

1	NAME OF REPORTING PERSON

BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		311,397 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

311,397 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

311,397 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Excludes 319,000 shares of Common Stock underlying the Series A Preferred Stock currently not convertible due to the Conversion Limitation.

Excludes 284,000 shares of Common Stock underlying the Series B Preferred Stock currently not convertible due to the Conversion B Limitation.

Excludes 265,000 shares of Common Stock underlying the Series C Preferred Stock currently not convertible due to the Conversion C Limitation.

Excludes 163,000 shares of Common Stock underlying the Series D Preferred Stock currently not convertible due to the Conversion D Limitation.

Excludes the A Warrants to acquire 167,600 shares of Common Stock as a result of the A Warrants Blocker.

Excludes the B Warrants to acquire 83,800 shares of Common Stock as a result of the B Warrants Blocker.

Excludes the C Warrants to acquire 265,000 shares of Common Stock as a result of the C Warrants Blocker.

7

CUSIP No. 720795103

1	NAME OF REPORTING PERSON

BVF GP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		4,934,968 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

4,934,968 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,934,968 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.8% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Includes 107,000 shares of Common Stock underlying certain shares of Series A Preferred Stock. Excludes 2,481,000 shares of Common Stock underlying the Series A Preferred Stock currently not convertible due to the Conversion Limitation.

Excludes 4,716,000 shares of Common Stock underlying the Series B Preferred Stock currently not convertible due to the Conversion B Limitation.

Excludes 3,241,000 shares of Common Stock underlying the Series C Preferred Stock currently not convertible due to the Conversion C Limitation.

Excludes 2,837,000 shares of Common Stock underlying the Series D Preferred Stock currently not convertible due to the Conversion D Limitation.

Excludes the A Warrants to acquire 1,415,200 shares of Common Stock as a result of the A Warrants Blocker.

Excludes the B Warrants to acquire 707,600 shares of Common Stock as a result of the B Warrants Blocker.

Excludes the C Warrants to acquire 3,241,000 shares of Common Stock as a result of the C Warrants Blocker.

8

CUSIP No. 720795103

1	NAME OF REPORTING PERSON

BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		5,601,582 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

5,601,582 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,601,582 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON

PN, IA

(1) Includes 107,000 shares of Common Stock underlying certain shares of Series A Preferred Stock. Excludes 2,800,000 shares of Common Stock underlying the Series A Preferred Stock currently not convertible due to the Conversion Limitation.

Excludes 5,000,000 shares of Common Stock underlying the Series B Preferred Stock currently not convertible due to the Conversion B Limitation.

Excludes 3,522,000 shares of Common Stock underlying the Series C Preferred Stock currently not convertible due to the Conversion C Limitation.

Excludes 3,000,000 shares of Common Stock underlying the Series D Preferred Stock currently not convertible due to the Conversion D Limitation.

Excludes the A Warrants to acquire 1,985,200 shares of Common Stock as a result of the A Warrants Blocker.

Excludes the B Warrants to acquire 992,600 shares of Common Stock as a result of the B Warrants Blocker.

Excludes the C Warrants to acquire 3,522,000 shares of Common Stock as a result of the C Warrants Blocker.

9

CUSIP No. 720795103

1	NAME OF REPORTING PERSON

BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		5,601,582 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

5,601,582 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,601,582 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Includes 107,000 shares of Common Stock underlying certain shares of Series A Preferred Stock. Excludes 2,800,000 shares of Common Stock underlying the Series A Preferred Stock currently not convertible due to the Conversion Limitation.

Excludes 5,000,000 shares of Common Stock underlying the Series B Preferred Stock currently not convertible due to the Conversion B Limitation.

Excludes 3,522,000 shares of Common Stock underlying the Series C Preferred Stock currently not convertible due to the Conversion C Limitation.

Excludes 3,000,000 shares of Common Stock underlying the Series D Preferred Stock currently not convertible due to the Conversion D Limitation.

Excludes the A Warrants to acquire 1,985,200 shares of Common Stock as a result of the A Warrants Blocker.

Excludes the B Warrants to acquire 992,600 shares of Common Stock as a result of the B Warrants Blocker.

Excludes the C Warrants to acquire 3,522,000 shares of Common Stock as a result of the C Warrants Blocker.

10

CUSIP No. 720795103

1	NAME OF REPORTING PERSON

Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		5,601,582 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

5,601,582 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,601,582 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON

IN

(1) Includes 107,000 shares of Common Stock underlying certain shares of Series A Preferred Stock. Excludes 2,800,000 shares of Common Stock underlying the Series A Preferred Stock currently not convertible due to the Conversion Limitation.

Excludes 5,000,000 shares of Common Stock underlying the Series B Preferred Stock currently not convertible due to the Conversion B Limitation.

Excludes 3,522,000 shares of Common Stock underlying the Series C Preferred Stock currently not convertible due to the Conversion C Limitation.

Excludes 3,000,000 shares of Common Stock underlying the Series D Preferred Stock currently not convertible due to the Conversion D Limitation.

Excludes the A Warrants to acquire 1,985,200 shares of Common Stock as a result of the A Warrants Blocker.

Excludes the B Warrants to acquire 992,600 shares of Common Stock as a result of the B Warrants Blocker.

Excludes the C Warrants to acquire 3,522,000 shares of Common Stock as a result of the C Warrants Blocker.

11

CUSIP No. 720795103

Item 1(a).	Name of Issuer:

Pieris Pharmaceuticals, Inc., a Nevada corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

255 State Street, 9th Floor
Boston, Massachusetts 02109

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF I GP LLC (“BVF GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF II GP LLC (“BVF2 GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

12

CUSIP No. 720795103

BVF Partners OS Ltd. (“Partners OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF GP Holdings LLC (“BVF GPH”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Partners L.P. (“Partners”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Inc.

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

720795103

13

CUSIP No. 720795103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

The Reporting Persons hold 2,907 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”), convertible for an aggregate of 2,907,000 shares of Common Stock. Each share of the Series A Preferred Stock is convertible into 1,000 shares of Common Stock. The Series A Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “Conversion Limitation”). As of the close of business on December 31, 2020, the Conversion Limitation limits the aggregate conversion of the Series A Preferred Stock held by the Reporting Persons to 107,000 out of the 2,907,000 shares of Common Stock underlying the Series A Preferred Stock owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed that the Series A Preferred Stock owned by each of BVF2 and Trading Fund OS would not be converted due to the Conversion Limitation, and that certain of the Series A Preferred Stock held by BVF referencing 107,000 shares of Common Stock would be converted.

14

CUSIP No. 720795103

The Reporting Persons hold 5,000 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”), convertible for an aggregate of 5,000,000 shares of Common Stock. Each share of the Series B Preferred Stock is convertible into 1,000 shares of Common Stock. The Series B Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “Conversion B Limitation”). As of the close of business on December 31, 2020, the Conversion B Limitation limits the aggregate conversion of the Series B Preferred Stock by the Reporting Persons to 0 out of the 5,000,000 shares of Common Stock underlying the Series B Preferred Stock owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed that the Series B Preferred Stock owned by each of BVF, BVF2 and Trading Fund OS would not be converted due to the Conversion B Limitation.

The Reporting Persons hold 3,522 shares of Series C Convertible Preferred Stock (the “Series C Preferred Stock”), convertible for an aggregate of 3,522,000 shares of Common Stock. Each share of the Series C Preferred Stock is convertible into 1,000 shares of Common Stock. The Series C Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “Conversion C Limitation”). As of the close of business on December 31, 2020, the Conversion C Limitation limits the aggregate conversion of the Series C Preferred Stock by the Reporting Persons to 0 out of the 3,522,000 shares of Common Stock underlying the Series C Preferred Stock owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed that the Series C Preferred Stock owned by each of BVF, BVF2 and Trading Fund OS and held in certain Partners managed accounts (the “Partners Managed Accounts”) would not be converted due to the Conversion C Limitation.

The Reporting Persons hold 3,000 shares of Series D Convertible Preferred Stock (the “Series D Preferred Stock”), convertible for an aggregate of 3,000,000 shares of Common Stock. Each share of the Series D Preferred Stock is convertible into 1,000 shares of Common Stock. The Series D Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “Conversion D Limitation”). As of the close of business on December 31, 2020, the Conversion C Limitation limits the aggregate conversion of the Series D Preferred Stock by the Reporting Persons to 0 out of the 3,000,000 shares of Common Stock underlying the Series C Preferred Stock owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed that the Series C Preferred Stock owned by each of BVF, BVF2 and Trading Fund OS would not be converted due to the Conversion D Limitation.

15

CUSIP No. 720795103

The Reporting Persons hold 1,985,200 Tranche A Warrants (the “A Warrants”) exercisable for an aggregate of 1,985,200 shares of Common Stock. The A Warrants have an exercise price of $2.00 per share and expire on June 8, 2021. The A Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “A Warrants Blocker”). As of the close of business on December 31, 2020, the A Warrants Blocker limits the aggregate exercise of the A Warrants by the Reporting Persons to 0 out of the 1,985,200 shares of Common Stock underlying the A Warrants owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed the A Warrants owned by each of BVF, BVF2 and Trading Fund OS and held in the Partners Managed Accounts would not be exercised due to the A Warrants Blocker.

The Reporting Persons hold 992,600 Tranche B Warrants (the “B Warrants”) exercisable for an aggregate of 992,600 shares of Common Stock. The B Warrants have an exercise price of $3.00 per share and expire on June 8, 2021. The B Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “B Warrants Blocker”). As of the close of business on December 31, 2020, the B Warrants Blocker limits the aggregate exercise of the B Warrants by the Reporting Persons to 0 out of the 992,600 shares of Common Stock underlying the B Warrants owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed the B Warrants owned by each of BVF, BVF2 and Trading Fund OS and held in the Partners Managed Accounts would not be exercised due to the B Warrants Blocker.

The Reporting Persons hold 3,522,000 Tranche C Warrants (the “C Warrants”) exercisable for an aggregate of 3,522,000 shares of Common Stock. The C Warrants have an exercise price of $7.10 per share. The C Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “C Warrants Blocker”). As of the close of business on December 31, 2020, the C Warrants Blocker limits the aggregate exercise of C Warrants by the Reporting Persons to 0 out of the 3,522,000 shares of Common Stock underlying the C Warrants owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed the C Warrants owned by each of BVF, BVF2 and Trading Fund OS and held in certain Partners Managed Accounts would not be exercised due to the C Warrants Blocker.

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CUSIP No. 720795103

As of the close of business on December 31, 2020, (i) BVF beneficially owned 2,820,141 shares of Common Stock including 107,000 shares of Common Stock underlying certain shares of Series A Preferred Stock held by it and excluding (a) 1,460,000 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock held by it, (b) 2,573,000 shares of Common Stock issuable upon the conversion of the Series B Preferred Stock held by it, (c) 1,796,000 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock held by it, (d) 1,759,000 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock held by it, (e) 854,800 shares of Common Stock issuable upon the exercise of the A Warrants held by it, (f) 427,400 shares of Common Stock issuable upon the exercise of the B Warrants held by it; and (g) 1,796,000 shares of Common Stock issuable upon the exercise of C Warrants held by it, (ii) BVF2 beneficially owned 2,114,827 shares of Common Stock, excluding (a) 1,021,000 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock held by it, (b) 2,143,000 shares of Common Stock issuable upon the conversion of the Series B Preferred Stock held by it, (c) 1,445,000 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock held by it, (d) 1,078,000 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock held by it, (e) 560,400 shares of Common Stock issuable upon the exercise of the A Warrants held by it, (f) 280,200 shares of Common Stock issuable upon the exercise of the B Warrants held by it; and (g) 1,445,000 shares of Common Stock issuable upon the exercise of C Warrants held by it, and (iii) Trading Fund OS beneficially owned 311,397 shares of Common Stock, excluding (a) 319,000 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock held by it, (b) 284,000 shares of Common Stock issuable upon the conversion of the Series B Preferred Stock held by it, (c) 265,000 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock held by it, (d) 163,000 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock held by it, (e) 167,600 shares of Common Stock issuable upon the exercise of the A Warrants held by it, (f) 83,800 shares of Common Stock issuable upon the exercise of the B Warrants held by it, and (g) 265,000 shares of Common Stock issuable upon the exercise of C Warrants held by it.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 2,820,141 shares of Common Stock beneficially owned by BVF.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 2,114,827 shares of Common Stock beneficially owned by BVF2.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 311,397 shares of Common Stock beneficially owned by Trading Fund OS.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 4,934,968 shares of Common Stock beneficially owned in the aggregate by BVF and BVF2.

Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 5,601,582 shares of Common Stock beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts, including 355,217 shares of Common Stock held in the Partners Managed Accounts, and excluding (a) 16,000 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock held in the Partners Managed Accounts, (b) 402,400 shares of Common Stock issuable upon the exercise of A Warrants held in the Partners Managed Accounts, (c) 201,200 shares of Common Stock issuable upon the exercise of the B Warrants held in the Partners Managed Accounts, and (d) 16,000 shares of Common Stock issuable upon the exercise of C Warrants held in the Partners Managed Accounts.

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CUSIP No. 720795103

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 5,601,582 shares of Common Stock beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 5,601,582 shares of Common Stock beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. BVF GP disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the shares of Common Stock beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF, BVF2, Trading Fund OS, and held in the Partners Managed Accounts, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on a denominator which is the sum of (i) 55,970,580 shares of Common Stock outstanding, as of October 30, 2020, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019, and (ii) certain or all of the 107,000 shares of Common Stock underlying the Series A Preferred Stock currently convertible which are held by the Reporting Persons.

As of the close of business on December 31, 2020, (i) BVF beneficially owned approximately 5.0% of the outstanding shares of Common Stock, (ii) BVF2 beneficially owned approximately 3.8% of the outstanding shares of Common Stock, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding shares of Common Stock, (iv) BVF GP may be deemed to beneficially own approximately 5.0% of the outstanding shares of Common Stock, (v) BVF2 GP may be deemed to beneficially own approximately 3.8% of the outstanding shares of Common Stock, (vi) Partners OS may be deemed to beneficially own less than 1% of the outstanding shares of Common Stock, (vii) BVF GPH may be deemed to beneficially own approximately 8.8% of the outstanding shares of Common Stock, and (viii) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock (less than 1% of the outstanding shares of Common Stock are held in the Partners Managed Accounts).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

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CUSIP No. 720795103

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

BVF GP, BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by BVF. BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by BVF2. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by Trading Fund OS and the Partners Managed Accounts.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to Amendment No. 5 to the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2020.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 720795103

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

BIOTECHNOLOGY VALUE FUND, L.P.		BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF I GP LLC., its general partner	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF I GP LLC
BVF GP HOLDINGS LLC
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
Chief Executive Officer

BIOTECHNOLOGY VALUE FUND II, L.P.
BVF PARTNERS L.P.
By:	BVF II GP LLC, its general partner
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF II GP LLC
BVF INC.
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF PARTNERS OS LTD.
/s/ Mark N. Lampert
By:	BVF Partners L.P., its sole member	MARK N. LAMPERT
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

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